Aurora Cannabis Increases Ownership Interest in Radient Technologies

Funds to be Used for Expansion of Radient Facility and Operations

TSX: ACB
TSX-V: RTI

VANCOUVER and EDMONTON, Dec. 4, 2017 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and Radient Technologies Inc. ("Radient) (TSX-V: RTI) today announced that further to the investor rights agreement between both companies, as announced on November 6, 2017, Aurora will make a further investment in Radient for a total of $12 million.

The strategic investment is structured as follows:

•	Exercise of all 15,856,321 common share purchase warrants of Radient currently held by Aurora for total proceeds of $5.8 million
•

Investment through a private placement (the `Placement`) in units consisting of one common share of Radient and one common share purchase warrant. Units are priced at $1.37. Each warrant gives Aurora the right to purchase one common share of Radient for $1.71 for a period of 24 months following closing of the placement. Aurora will be purchasing 4,541,889 units for total proceeds of $6.2 million.

The placement is subject to the receipt of all necessary approvals, including the approval of the TSX Venture Exchange. All securities issued in connection with the Offering are subject to a statutory four-month hold period. Upon completion of the investment, Aurora will have increased its position in Radient from 8.8% to 19.18% on an undiluted basis (15.87% on a diluted basis).

Radient intends to use the proceeds from the financing to accelerate plant capacity expansion and increased throughput at its Edmonton facility, the purchase of land adjacent to this facility for further expansion, including preparations for the broadening range of extraction-based cannabis products that are expected to be permitted under the new Cannabis Act, as well as for working capital purposes.

"With multiple Aurora facilities coming online and ramping up production in the coming quarters, as well as the anticipated export of cannabis oils and preparations for the legalization of adult consumer use in Canada, Radient's planned expansion positions both companies exceptionally well to accelerate revenue growth," said Terry Booth, CEO of Aurora. "This investment reflects our strategy to build a constellation of vertically integrated partners and subsidiaries, and we look forward to jointly pursuing further expansion of market share in this exiting space."

Denis Taschuk, CEO of Radient, added, "This investment by Aurora, our cornerstone customer and investor, enables us to more rapidly reach capacity, yield, and throughput levels that will meet Aurora's needs, including the potentially large opportunity presented by CBD from hemp. With this investment, Radient will be well-positioned to become the leader in its segment of the cannabis supply chain, while further strengthening a relationship that has been very beneficial in terms of market recognition, operational expansion and shareholder value creation."

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). Aurora operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport, as well as is completing a fourth facility in Lachute, Quebec through its wholly owned subsidiary Aurora Larssen Projects Ltd.

In addition to Aurora's investment in Radient, Aurora is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

About Radient

Radient extracts natural compounds from a range of biological materials using microwave assisted processing ("MAP™"), a patented technology platform which provides superior customer outcomes in terms of ingredient purity, yield, and cost. From its 20,000 square foot manufacturing plant in Edmonton, Alberta, Radient serves market leaders in industries that include cannabis, pharmaceutical, food, beverage, natural health, personal care and biofuel markets. Visit www.radientinc.com for more information.

On behalf of the Board of Directors,	On behalf of the Board of Directors
AURORA CANNABIS INC.	RADIENT TECHNOLOGIES INC.

Terry Booth	Denis Taschuk
CEO	President and CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements with respect to the investment in Radient by Aurora and the use of the proceeds thereof by Radient. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Neither Aurora nor Radient is under any obligation, and each expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX or TSX-V nor their Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange and TSX venture Exchange) accept responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/December2017/04/c5093.html

%SEDAR: 00025675E

For further information: For Aurora: Cam Battley, Executive Vice President, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com; For Radient: Denis Taschuk, President and CEO, dtaschuk@radientinc.com, 780-465-1318; Prakash Hariharan, Chief Financial Officer, phariharhan@radientinc.com, 780-465-1318

CO: Aurora Cannabis Inc.

CNW 06:30e 04-DEC-17